UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 20, 2022

Commission File Number: 001-40352

Genius Sports Limited

(Translation of registrant’s name into English)

Genius Sports Group

9th Floor, 10 Bloomsbury Way

London, WC1A 2SL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 20, 2022, Genius Sports Limited (the “Company”) issued a press release announcing that it has amended and restated the terms of its previously announced solicitation of consents (as amended, the “Consent Solicitation”), which commenced November 18, 2022, from each holder of the Company’s warrants to amend the Warrant Agreement, dated as of August 13, 2020, between Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), and dMY Technology Group, Inc. II (“dMY”), which was assumed by the Company pursuant to that certain Warrant Assumption Agreement, dated as of April 20, 2021, by and among the Company, dMY and the Warrant Agent (the “Warrant Agreement”), so that any warrants not exercised by a holder thereof on or prior to 11:59 p.m., Eastern Time, on January 19, 2023, or such later time and date to which we may extend (the “Expiration Date”), shall be exercised automatically on the holder’s behalf on the first trading day following the Expiration Date on a cashless basis at an Exercise Price that is 76.6% of the volume-weighted average price of the ordinary shares for the one-trading day period on the New York Stock Exchange (the “NYSE”) on the second trading day prior to the Expiration Date, which is expected to be January 17, 2023 (if and only if such Exercise Price would be less than $11.50 per share), resulting in such holders receiving 0.234 ordinary shares of the Company, par value $0.01 per share (the “ordinary shares”) per warrant, which is 10% less than the number of ordinary shares per warrant to be received by holders that exercise cashlessly at the Reduced Exercise Price (as defined below) on or prior to the Expiration Date (the “Warrant Amendment”).

In addition, on December 20, 2022, the Company issued to warrant holders an amended notice (the “Warrant Holder Notice”) indicating that the Company has lowered the Exercise Price of the warrants (the “Reduced Exercise Price”) during the period in which the Consent Solicitation is open, giving effect to any withdrawal or extension (the “Consent Period) from $11.50 to an exercise price that is 74% of the volume-weighted average price of the ordinary shares for the one-trading day period on the NYSE on the second trading day prior to the Expiration Date (if and only if such Reduced Exercise Price would be less than $11.50 per share), which one-trading day period is expected to be January 17, 2023. The Warrant Holder Notice further provided that the Company has entered into an amendment to the Warrant Agreement (the “Cashless Exercise Amendment”) with the Warrant Agent pursuant to the Warrant Agreement that provides all warrant holders the option, but not the obligation, to exercise their warrants on a cashless basis during the Consent Period. Holders of warrants that exercise their warrants on a cashless basis at the Reduced Exercise Price during the Consent Period will receive 0.260 ordinary shares for each warrant exercised by such holder.

Each of the Reduced Exercise Price and the Cashless Exercise Amendment is conditioned on obtaining the requisite consents to give effect to the Warrant Amendment, which condition may be waived by the Company in its sole discretion. The consummation of any exercise of warrants by a holder thereof at the Reduced Exercise Price or on a cashless basis during the Consent Period is therefore expected to occur on the first trading day following the Expiration Date in order to determine if the condition of obtaining the requisite consents to give effect to the Warrant Amendment has been satisfied. If the Warrant Amendment is approved, on the first trading day following the Expiration Date, the warrants will cease to exist (having all been exercised, either by the holder on or prior to the Expiration Date or otherwise automatically on the first trading day following the Expiration Date) and the warrants will cease trading on the NYSE.

Prior to the Expiration Date, holders may also continue to exercise their warrants on the terms set forth in the Warrant Agreement as in effect on the date hereof, without giving effect to the Reduced Exercise Price or the Cashless Exercise Amendment, at an Exercise Price of $11.50.

In connection with the Consent Solicitation, on December 20, 2022, the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) the Amendment No. 1 to the registration statement on Form F-4 (“Amendment No. 1”), originally filed with the SEC on November 18, 2022. Any consents delivered prior to the filing of the Amendment No. 1 will not be accepted and, to consent to the Warrant Agreement and exercise their warrants pursuant to the terms of the Warrant Holder Notice, holders must provide their consent to the Warrant Amendment and exercise their warrants pursuant to the terms of the Warrant Holder Notice following such filing on December 20, 2022 and on or prior to the Expiration Date. The Consent Solicitation is made solely upon the terms and conditions of the prospectus (which forms a part of the registration statement), the Schedule TO and other related materials that are being distributed to holders of the warrants and is conditioned upon the effectiveness of the registration statement on Form F-4. The Consent Solicitation will be open until the Expiration Date and all dates and time periods provided above may be modified and extended, respectively.

The information contained in this Form 6-K (excluding Exhibit 99.1) is incorporated by reference into the Company’s registration statements on Form F-3 (File No: 333-265466) and on Form S-8 (File Nos: 333-264254 and 333-266904).

Exhibits

Exhibit No.	Description
4.1	Amended and Restated Amendment No. 1 to the Warrant Agreement by and between Continental Stock Transfer & Trust Company and Genius Sports Limited
4.2	Amended Notice to the Registered Holders of Warrants
99.1	Press Release, dated December 20, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENIUS SPORTS LIMITED

Date: December 20, 2022	By:	/s/ Nicholas Taylor
	Name:	Nicholas Taylor
	Title:	Chief Financial Officer